SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2010
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2-5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6-9 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated May 20, 2011 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On August 11, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.4143 (EUR 0.7071 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended June 30, 2011	1.4523	1.4573	1.4875	1.4015

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2011 through August 2011 (August 5, 2011), as published on a weekly basis by the Federal Reserve Bank of New York.

2011	High	Low
May	1.4875	1.4051
June	1.4675	1.4155
July	1.4508	1.4014
August (through August 5, 2011)	1.4320	1.4158
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Months Ended June 30, 2011
     KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW prepares only selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2011.
     The group’s total assets increased by 1.0%, or EUR 4.4 billion, from EUR 441.8 billion as of December 31, 2010 to EUR 446.2 billion as of June 30, 2011.
     The group’s operating result before valuation amounted to EUR 982 million for the six months ended June 30, 2011, compared with EUR 1,126 million for the same period in 2010. The main driver for the group’s operating result before valuation during the six months ended June 30, 2011 was net interest income, which was lower than in the same period in 2010, but continued to reflect favorable funding conditions for KfW. The group’s operating result before valuation is before (1) risk provisions for lending business, (2) net gains/losses from securities and investments, and (3) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted of the following:
•	Positive effects resulting from reversals of risk provisions in an amount of EUR 169 million for the six months ended June 30, 2011, compared with expenses for risk provisions of EUR 64 million for the same period in 2010;

•	Positive effects in an amount of EUR 8 million from valuation of securities and equity investments for the six months ended June 30, 2011, compared with positive effects of EUR 155 million for the same period in 2010. The effects for the first six months of 2011 include losses in an amount of EUR 99 million related to write-downs to market value and changes in fair value of Greek government bonds with a nominal volume of EUR 249 million, which were offset by positive developments in other securities and increases in fair values of equity investments.

•	Positive effects in an amount of EUR 592 million[1] due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2011, compared with charges of EUR 355 million for the same period in 2010. Economic hedging relationships are recognized through hedge accounting and by using the “fair value option.” However, as not all derivatives are subject to hedge accounting or the “fair value option,” changes in the fair value of some derivatives held as part of an economic hedging relationship are reflected in net income. Because the hedged risk associated with the underlying transactions has not yet been recognized in profit or loss under IFRS, the accounts do not reflect the risk-mitigating impact of such hedging relationships.
     The group’s consolidated result for the six months ended June 30, 2011 increased to EUR 1,764 million from EUR 980 million for the same period in 2010.

[1]	The amount for the six months ended June 30, 2011 includes fair value effects due to exchange rate fluctuations in hedging relationships in an amount of negative EUR 95 million.

Promotional Business Volume
     The following table sets forth a breakdown by business area of commitments in the six months ended June 30, 2011, as compared with the same period in 2010.
Promotional Business Volume by Business Area

	Six months ended June 30,
	2011	2010
	(EUR in millions)
KfW Mittelstandsbank (1)	11,612	16,365
KfW Privatkundenbank	8,388	9,539
KfW Kommunalbank	10,279	10,832
Export and project finance (KfW IPEX-Bank)	8,339	2,969
Promotion of developing and transition countries	1,974	2,252
of which KfW Entwicklungsbank	1,563	1,843
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	411	409
Capital markets (2)	173	259
of which securization program commitments	—	—

Total promotional business volume (3)	40,617	41,929

Special mandate by the Federal Government	—	22,336

Total commitments (4)	40,617	64,265

(1)	Commitments for the six months ended June 30, 2011 include EUR 134 million under the KfW Sonderprogramm that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments, but prior to or on June 30, 2011. In addition, commitments for the six months ended June 30, 2011 include EUR 62 million in grants for advisory services compared with EUR 63 million for the same period in 2010. In the interim report for the six months ended June 30, 2010 these latter commitments were reported under a separate line item. The amounts for 2010 set forth in the table above have been adjusted to reflect this change and deviate from the amounts which KfW disclosed previously.

(2)	Commitments for the six months ended June 30, 2011 consist of EUR 53 million within the program for the refinancing of export loans and EUR 120 million relating to the ABS portfolio (same period in 2010: EUR 135 million within the program for the refinancing of export loans and EUR 124 million relating to the ABS portfolio).

(3)	Total promotional business volume has been adjusted for commitments of EUR 149 million in the six months ended June 30, 2011 (same period in 2010: EUR 287 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of KfW Mittelstandsbank’s promotional programs.

(4)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.
     KfW’s total promotional business volume decreased to EUR 40.6 billion for the six months ended June 30, 2011 from EUR 41.9 billion for the same period in 2010. This moderate decrease was mainly driven by decreases in commitments of KfW Mittelstandsbank and KfW Privatkundenbank, which were only partially offset by an increase in commitments of KfW IPEX-Bank.
     Commitments of KfW Mittelstandsbank decreased to EUR 11.6 billion in the six months ended June 30, 2011 from EUR 16.4 billion for the same period in 2010. This decrease was mainly attributable to reduced commitments under the KfW Sonderprogramm, as the application period expired according to plan on December 31, 2010. This expiration led to reduced commitments under the KfW Sonderprogramm of EUR 672 million in the six months ended June 30, 2011, compared with EUR 4.8 billion for the same period in 2010.
     Commitments of KfW Privatkundenbank decreased to EUR 8.4 billion in the six months ended June 30, 2011 from EUR 9.5 billion in the same period of 2010. This decrease was, in large part, due to reduced demand for financing under KfW Privatkundenbank’s housing investment programs.
     KfW Kommunalbank’s commitments decreased slightly to EUR 10.3 billion in the six months ended June 30, 2011 from EUR 10.8 billion for the same period in 2010.

     Commitments made by KfW IPEX-Bank in KfW’s export and project finance business during the six months ended June 30, 2011 amounted to EUR 8.3 billion, compared with EUR 3.0 billion for the same period in 2010. The main drivers for this increase were higher commitments in almost every sector due to the general positive economic developments.
     Commitments made by KfW Entwicklungsbank amounted to EUR 1.6 billion in the six months ended June 30, 2011, compared with EUR 1.8 billion for the same period in 2010.
     Commitments made by DEG amounted to EUR 411 million in the six months ended June 30, 2011, compared with EUR 409 million for the same period in 2010.
     Commitments under KfW’s capital markets business amounted to EUR 173 million in the six months ended June 30, 2011, compared with EUR 259 million for the same period in 2010.
Sources of Funds
     The volume of funding raised in the capital markets in the seven months ended July 31, 2011 totaled EUR 57.5 billion, of which 49.2% was raised in euro, 30.4% in U.S. dollar and the remainder in eight other currencies.
     In July 2011, KfW announced that it expects to increase its target volume of funding to be raised in the capital markets in 2011 by approximately EUR 5 billion to a total of approximately EUR 80 billion for full-year 2011.
Capitalization and Indebtedness of KfW Bankengruppe as of June 30, 2011

(EUR in millions)
Borrowings
Short-term funds	24,221
Bonds and other fixed-income securities	338,895
Other borrowings	33,088
Subordinated liabilities (1)	3,247

Total borrowings	399,450
Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	5,947
Reserve from the ERP Special Fund	1,021
Retained earnings	6,827
Fund for general banking risks	711
Revaluation reserves	-194

Total equity	17,612

Total capitalization	417,062

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2011, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of June 30, 2011 is not necessarily indicative of its capitalization to be recorded as of December 31, 2011.
     The increase of EUR 1,828 million in total equity, which totaled EUR 17,612 million as of June 30, 2011 compared with EUR 15,784 million as of December 31, 2010, reflected (1) a change in the revaluation reserves from negative EUR 257 million as of December 31, 2010 to negative EUR 194 million as of June 30, 2011, due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (2) KfW Bankengruppe’s consolidated result of EUR 1,764 million for the six months ended June 30, 2011.
     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30,

2011, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 17.5% and its tier 1 ratio amounted to 14.8%, in each case as of June 30, 2011.
Other Recent Developments
     On June 29, 2011, the Board of Supervisory Directors appointed Ms. Dr. Edeltraud Leibrock as additional new member of the Executive Board of KfW. Dr. Leibrock will take office on October 1, 2011. She will assume the newly created position of Chief Operating Officer and Chief Information Officer (COO/CIO). Dr. Leibrock currently heads the Group IT division of Bayerische Landesbank (BayernLB, Munich, Germany) as CIO and Executive Manager.

THE FEDERAL REPUBLIC OF GERMANY
Overview of Key Economic Figures
The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
1st quarter 2010	0.5	2.4
2nd quarter 2010	2.1	3.9
3rd quarter 2010	0.8	3.9
4th quarter 2010	0.4	3.8
1st quarter 2011	1.5	4.9
     The German economy is recovering quickly, with the GDP (adjusted for price, seasonal and calendar effects) in the first quarter of 2011 exceeding its pre-crisis level in early 2008. When compared with the same quarter a year earlier, the GDP rose more sharply than ever since German unification.
     Compared to the fourth quarter of 2010, growth of price-, seasonal- and calendar-adjusted GDP in the first quarter of 2011 was mainly driven by the domestic economy. Both capital formation in machinery and equipment and in construction as well as final consumption expenditure increased. The growth of exports and imports continued too, although the balance of exports and imports had a smaller share in the strong GDP growth than domestic uses. Economic growth in the fourth quarter of 2010 had been moderate partly due to adverse weather conditions. Thus, a weather-related rebound in economic activity also had a positive effect on the increase in the first quarter of 2011.
Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 1st quarter of 2011, press release of May 24, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/05/PE11__197__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on	Percentage change on the same
Reference period	previous month	month in previous year
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4
     The consumer price index for Germany rose by 2.4% in July 2011 compared to July 2010. Accordingly, the year-on-year inflation rate remained above the 2 percent threshold for six months in a row.

     In July 2011, the inflation rate was largely determined by a significant increase in energy prices of 10.6% compared to July 2010. Prices of motor fuel, in particular, were higher in July 2011 than in July 2010 (+12.3%). Household energy was also more expensive in July 2011 compared to July 2010 (+9.8%). Excluding energy prices, the inflation rate would have been 1.5% in July 2011 compared to July 2010. Prices for food increased by 2.1% in July 2011 compared to July 2010, mainly due to higher prices for oils and fats as well as many dairy products.
     Compared with June 2011, consumer prices in July 2011 increased by 0.4% mainly due to seasonal effects as a result of the summer holiday period.
Source: Statistisches Bundesamt, Consumer prices in July 2011: +2.4% on July 2010, press release of August 10, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/08/PE11__290__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages
June 2010	6.8	7.1
July 2010	7.0	7.0
August 2010	6.6	6.9
September 2010	6.6	6.8
October 2010	6.6	6.7
November 2010	6.4	6.6
December 2010	6.6	6.5
January 2011	6.9	6.5
February 2011	6.6	6.4
March 2011	6.5	6.3
April 2011	6.0	6.2
May 2011	5.9	6.1
June 2011	6.1	6.1

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations will temporarily be published in lieu of seasonally adjusted series.
     The number of employed persons increased by approximately 480,000 persons, or 1.2%, in June 2011 compared to June 2010. Compared to May 2011, the number of employed persons in June 2011 increased by approximately 54,000, or 0.1%, after elimination of seasonal variations.
     The number of unemployed persons in June 2011 decreased by approximately 240,000, or 8.6%, compared to June 2010. Compared to May 2011, the seasonally adjusted number of unemployed persons in June 2011 declined by 1.1% to approximately 2.56 million.
Sources: Statistisches Bundesamt, The labour market in June 2011, press release of July 28, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/07/PE11__279__132,templateId=renderPrint.psml); Statistisches Bundesamt, Revision of the monthly harmonised unemployment figures for Germany
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates, as updated on July 28. 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation), as updated on July 28, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to June 2011	January to June 2010
Foreign trade	79.1	75.2
Services	-2.5	-3.6
Factor income (net)	14.0	17.4
Current transfers	-19.8	-20.7
Supplementary trade items	-7.9	-5.4

Current account	62.9	63.1

Source: Statistisches Bundesamt, German exports in June 2011: +3.1% on June 2010, press release of August 9, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/08/PE11__287__51,templateId=renderPrint.psml).
Other Recent Developments
     On June 20, 2011, in order to ensure the effective lending capacity of the European Financial Stability Facility (“EFSF”) in the amount of EUR 440 billion, the finance ministers of the Euro Area Member States agreed to an increase of the guarantee framework for the EFSF from EUR 440 billion to EUR 779.8 billion, with Germany’s total participation amounting to approximately EUR 211 billion. In addition, the finance ministers of the Euro Area Member States reached an intergovernmental agreement on the treaty establishing the European Stability Mechanism (“ESM”), the successor institution to the EFSF, which was signed on July 11, 2011 (the “ESM Treaty”). The ESM Treaty follows the European Council decision of March 25, 2011, including the amendment of the Treaty on the Functioning of the European Union agreed on that date. With respect to the creditor status of the ESM, the Heads of State or Government have stated that the ESM will enjoy preferred creditor status in a similar fashion to the International Monetary Fund (“IMF”), while accepting preferred creditor status of the IMF over the ESM, effective as of July 1, 2013. In the event of ESM financial assistance following a European financial assistance program existing at the time of the signature of the ESM Treaty, the ESM will enjoy the same seniority as all other loans and obligations of the beneficiary ESM Member State, with the exception of IMF loans. Both the increase of the guarantee framework described above and the ESM Treaty are required to be ratified, approved or accepted by the Euro Area Member States by December 31, 2012. The ESM Treaty will enter into force following approval of signatories representing no less than 95% of the total subscriptions by the Euro Area Member States to the ESM.
Sources: Bundesfinanzministerium, Tagung des ECOFIN-Rats am 20. Juni 2011 in Luxemburg, press release dated June 21, 2011
(http://www.bundesfinanzministerium.de/nn_97140/DE/Wirtschaft__und__Verwaltung/Europa/Ecofin/20110620-Ecofin.html?__nnn=true); Bundesfinanzministerium, Auf den Punkt. Informationen aus dem Bundesministerium (Ausgabe 01/2011). Zukunft des Euro, Reform der Wirtschafts- und Währungsunion, brochure dated July 3, 2011
(http://www.bundesfinanzministerium.de/nn_1280/DE/BMF__Startseite/Publikationen/Auf-den-Punkt/Artikel/001-anlage-Zukunft-des-Euro,templateId=raw,property=publicationFile.pdf); European Commission, Economic and Financial Affairs, Treaty establishing the European Stability Mechanism (ESM) signed, press release dated July 11, 2011
(http://ec.europa.eu/economy_finance/articles/financial_operations/2011-07-11-esm-treaty_en.htm); Treaty establishing the European Stability Mechanism signed on July 11, 2011
(http://consilium.europa.eu/media/1216793/esm%20treaty%20en.pdf).
     On July 21, 2011, the Heads of State or Government of the Euro Area and EU Institutions agreed to support a new financial assistance program for Greece in an amount estimated at EUR 109 billion. In order to improve the debt sustainability of Greece, future loans extended by the EFSF under the new program will have lower interest rates and longer maturities. Maturities under the existing Greek facility are to be extended significantly. The IMF will also contribute to the financing of the new program. In addition, the financial sector has indicated its willingness to support Greece on a voluntary basis through a menu of options. The program will be accompanied by a comprehensive strategy for growth and investment in Greece, which will be based upon the mobilization of EU funds and further technical assistance. In order to improve the effectiveness of the EFSF and ESM, it was also agreed to allow them to act on the basis of a precautionary program and to finance recapitalization of financial institutions through loans to governments, including in non-program countries. In addition, the EFSF and the ESM are to be permitted to intervene in the secondary markets on the basis of an analysis by the European Central Bank (“ECB”) recognizing the existence of exceptional financial market circumstances and risks to financial stability and on the basis of a decision by mutual agreement of the EFSF/ESM Member States to avoid contagion. All measures are to be linked to appropriate conditionality. Finally, the EFSF lending rates and maturities agreed upon for Greece will also be applied to Portugal and Ireland.
Sources: Statement by the Heads of State or Government of the Euro Area and EU Institutions, dated July 21, 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Bundesregierung, Neues Hilfspaket für Griechenland, press release dated July 21, 2011
(http://www.bundesregierung.de/nn_1272/Content/DE/Artikel/2011/07/2011-07-21-euro-sondergipfel-bruessel.html).
     In order to address renewed tensions in some financial markets in the euro area, the ECB, in early August 2011, announced enhancements to its liquidity-providing operations for the banking sector and its return to active interventions in the euro area public and private debt securities markets through its Securities Markets Programme. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments.
Sources: European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011
(http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Dr. Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President
Date: August 12, 2011